Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	July 30, 2010
TSX: SVM

SILVERCORP FILES PRELIMINARY BASE SHELF PROSPECTUS

VANCOUVER, British Columbia – July 30, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”), has today filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec. These filings, when made final, will allow the Company to make offerings of debt securities (“Debt Securities”), common shares (“Common Shares”), warrants to purchase Common Shares and warrants to purchase Debt Securities (the “Warrants”), or subscription receipts which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares, Warrants or Debt Securities of the Company or any combination thereof (“Subscription Receipts”), (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$120,000,000 during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include ‘at-the-market’ transactions, private placements, public offerings or strategic investments.

Dr. Rui Feng, Silvercorp’s Chairman and Chief Executive Officer, stated: “We have over $100 million in cash, cash equivalents and short term investments on hand, no long-term debt, and expect to continue to generate strong operating cash flows therefore we have no immediate plan to issue securities covered by the preliminary short form base shelf prospectus or the registration statement. Still, by putting this in place we are increasing the Company’s flexibility to complete potential future financings transactions in a timely and efficient manner if needed.”

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures. Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of Securities.

A registration statement relating to these Securities has also been filed today with the United States Securities and Exchange Commission but has not yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and the final short form base shelf prospectus is filed. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus may be obtained from the Company’s Corporate Secretary by emailing investor@silvercorp.ca or directing a request to Silvercorp at Suite 1376 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, Telephone 1-888-224-1881, Attn: Corporate Secretary, or can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the operation and development of, and the acquisition and exploration for, silver mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver -lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the Toronto Stock Exchange and New York Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: investor@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Statements in this press release relating to the preliminary short form base shelf prospectus and the corresponding registration statement in the United States, the ability of Silvercorp to make offerings thereunder and the anticipated use of proceeds are forward-looking statements as that term is defined in Canadian securities legislation and within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, Silvercorp’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; Silvercorp’s ability to raise sufficient capital to fund operation, development, acquisition and exploration activities; changes in economic conditions or financial markets; changes in prices for Silvercorp’s mineral products; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in China, Canada and other jurisdictions in which Silvercorp may carry on business; the conduct of joint venture partners beyond the control of Silvercorp; inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; changing foreign exchange rates; and other risk and uncertainties disclosed in Silvercorp’s Annual Information Form for the year ended March 31, 2010, filed with Canadian securities regulatory authorities, and Silvercorp’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission and in other Silvercorp reports and documents filed with applicable securities regulatory authorities from time to time. Silvercorp disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.